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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                  Commission File Number 1-7626



                           UNIVERSAL FOODS CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

              WISCONSIN                                  39-0561070
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(State or other jurisdiction of             (I.R.S. Employer Identification No.)
  incorporation or organization)



       433 EAST MICHIGAN STREET
        MILWAUKEE, WISCONSIN                             53202
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(Address of principal executive offices)               (Zip Code)

Registrant's telephone number, including area code:               (414) 271-6755



           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT


          TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON
          TO BE SO REGISTERED               WHICH EACH CLASS IS TO BE REGISTERED
---------------------------------------     ------------------------------------
    Preferred Share Purchase Rights             New York Stock Exchange, Inc.


           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT

                                      None
                                      ----
                                (TITLE OF CLASS)








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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On June 25, 1998, the Board of Directors of Universal Foods Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.10 per share ("Common Shares"), of the Company. The dividend is payable on August 6, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, without par value (the "Preferred Shares"), of the Company at a price of $125 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Firstar Trust Company, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. A copy of the Summary of Rights to Purchase Preferred Shares (the "Summary of Rights") will be sent to holders as of the Record Date.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on September 30, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to

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holders of the Preferred Shares of evidences of indebtedness or assets
(excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each whole Preferred Share will be entitled to receive, in the aggregate, a quarterly dividend of 1,000 times the quarterly dividend declared per Common Share, but has a dividend preference of $1 per share per quarter. In the event of a liquidation, the holders of the Preferred Shares will be entitled to receive a liquidation payment equal to 1,000 times the payment made per Common Share, subject to a liquidation preference of $250 per share over a Common Share. Each Preferred Share will have one vote, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share or one one-thousandth of a Preferred Share per Right.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such

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conditions as the Board of Directors in its sole discretion may establish.
Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights Agreement, dated as of August 6, 1998, between the Company and Firstar Trust Company, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


ITEM 2.  EXHIBITS.

1.1 Rights Agreement, dated as of August 6, 1998, between Universal Foods Corporation and Firstar Trust Company, which includes the form of Certificate of Designation of the Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     UNIVERSAL FOODS CORPORATION



                                     By: /s/ John Hammond
                                         --------------------------------
                                     Name:  John L. Hammond
                                     Title: Vice President, Secretary and
                                            General Counsel

Dated:  July 20, 1998


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                         Universal Foods Corporation
                                   Form 8-A

                                Exhibit Index

                                                                                     INCORPORATED
   EXHIBIT                                                                            HEREIN-BY              FILED
    NUMBER                           DESCRIPTION                                      REFERENCE             HEREWITH
   -------     ----------------------------------------------------------------    ---------------        ----------
     1.1       Rights Agreement, dated as of August 6, 1998, between                                            X
               Universal Foods Corporation and Firstar Trust
               Company, which includes the form of Certificate of Designation of the Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C.




















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